SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

DIGIMARC CORPORATION

(Name of Subject Company (Issuer))

DOLOMITE ACQUISITION CO.

a wholly-owned subsidiary of

L-1 IDENTITY SOLUTIONS, INC.

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share,

including the preferred stock purchase rights attached thereto

(Title of Class of Securities)

253807101

(CUSIP Number of Class of Securities)

Mark S. Molina

Executive Vice President, Chief

Legal Officer and Secretary

L-1 Identity Solutions, Inc.

177 Broad Street

12th Floor

Stamford, CT 06901

(203) 504-1100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Marita A. Makinen

Kyle C. Krpata

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$357,793,884	$14,062

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (a) 23,206,344 shares of common stock, par value $0.001 per share, of Digimarc Corporation outstanding multiplied by the offer price of $12.25 per share, and (b) 6,001,320 shares of common stock, par value $0.001 per share, of Digimarc Corporation, which were subject to issuance pursuant to the exercise of outstanding options multiplied by the offer price of $12.25 per share. The calculation of the filing fee is based on Digimarc Corporation’s representation of its capitalization as of July 16, 2008.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00003930.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	Amount Previously Paid:	$13,660	Filing Party:	L-1 Identity Solutions, Inc.
	Form or Registration No.:	Schedule TO	Date Filed:	July 3, 2008

	Amount Previously Paid:	$402	Filing Party:	L-1 Identity Solutions, Inc.
	Form or Registration No.:	Schedule TO/A	Date Filed:	July 17, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	Third-party tender offer subject to Rule 14d-1.
	☐	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, which, together with any amendments and supplements thereto, collectively constitute the Schedule TO filed with the Securities and Exchange Commission, which we refer to as the SEC, on July 3, 2008 by (i) L-1 Identity Solutions, Inc., a Delaware corporation, which we refer to as L-1, and (ii) Dolomite Acquisition Co., a Delaware corporation and wholly-owned subsidiary of L-1, which we refer to as Purchaser. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, together with the associated preferred stock purchase rights, which we refer to as the Shares, of Digimarc Corporation, a Delaware corporation, which we refer to as Digimarc, at a purchase price of $12.25 per Share, which we refer to as the Offer Price, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated July 17, 2008, which we refer to as the Amended and Restated Offer to Purchase, and in the related Amended and Restated Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(F) and (a)(1)(G), respectively, which, together with the Amended and Restated Offer to Purchase, as each may be further amended or supplemented from time to time, collectively constitute the Offer. The Schedule TO (including the Amended and Restated Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Digimarc on July 3, 2008, as amended, contain important information about the Offer, all of which should be read carefully by Digimarc stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, by and among L-1, Purchaser and Digimarc, as amended by Amendment No. 1, dated as of July 17, 2008.

Documentation relating to the Offer has been mailed to Digimarc stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or by calling toll-free at (888) 750-5834.

The information in the Amended and Restated Offer to Purchase and the related Amended and Restated Letter of Transmittal is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except to the extent that the information in the Schedule TO is amended and supplemented as specifically provided in this Amendment No. 2. You should read this Amendment No. 2 to the Schedule TO together with the Schedule TO. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Amended and Restated Offer to Purchase.

Items 1, 5 and 6.

The second sentence of the second paragraph under the question “What will be the total consideration I receive in connection with the transactions contemplated by the Merger Agreement?” in the “Summary Term Sheet” section of the Amended and Restated Offer to Purchase is amended and restated in its entirety as follows:

“In addition to the value of the digital watermarking business, DMRC Corporation is expected to receive from Digimarc approximately $43,000,000 in cash, which is based on a number of assumptions, including the estimated number of Shares to be issued upon exercise of Digimarc stock options.”

The second sentence of the third paragraph in the “Introduction” section of the Amended and Restated Offer to Purchase is amended and restated in its entirety as follows:

“In addition to the value of the digital watermarking business, DMRC Corporation is expected to receive from Digimarc approximately $43,000,000 in cash, which is based on a number of assumptions, including the estimated number of Shares to be issued upon exercise of Digimarc stock options.”

Item 11. Additional Information.

Item 11(b) of the Schedule TO is amended and supplemented by adding the following text thereto:

“(b)         Prior to the Expiration Date and as a condition to the completion of the Offer and L-1’s financing transactions relating to the Offer and the Merger, Digimarc will contribute all of the assets and liabilities related to its digital watermarking business, together with all of Digimarc’s cash, including cash received upon the exercise of stock options, to DMRC LLC. As provided in the Amended and Restated Offer to Purchase, the interests of DMRC LLC would thereafter be (1) distributed to holders of Shares on the Spin-Off Record Date in a taxable spin-off transaction or, (2) pending effectiveness of the Registration Statement on Form 10 filed by DMRC Corporation in connection with the Spin-Off, transferred to a newly-created trust for the benefit of holders of Shares on the Spin-Off Record Date. Digimarc and L-1 expect to consummate the Trust Transfer prior to the Expiration Date.

In such case, immediately following the contribution and prior to the Expiration Date, the Trust Transfer will occur through the transfer of all of the limited liability company interests of DMRC LLC to a newly-created trust for the benefit of holders of Shares on the Spin-Off Record Date. Following the Trust Transfer, the DMRC Merger will occur and each limited liability company interest of DMRC LLC will be converted into one share of common stock of DMRC Corporation. Following the completion of the Offer, the trust will distribute the shares of DMRC Corporation common stock to holders of Shares as of the Spin-Off Record Date. The distribution will be completed promptly following the effectiveness of the Registration Statement on Form 10, which DMRC Corporation filed with the SEC on June 23, 2008, as amended on July 22, 2008.”

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

L-1 IDENTITY SOLUTIONS, INC.

By:	/s/ ROBERT V. LAPENTA
	Name:	Robert V. LaPenta
	Title:	Chairman, President and Chief Executive
Officer

DOLOMITE ACQUISITION CO.

By:	/s/ ROBERT V. LAPENTA
	Name:	Robert V. LaPenta
	Title:	Chairman and Chief Executive Officer

Date: July 25, 2008

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated July 3, 2008.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Amended and Restated Offer to Purchase dated July 17, 2008.*

(a)(1)(G)	Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(H)	Amended Notice of Guaranteed Delivery.*

(a)(5)(A)	Press Release issued by L-1 on June 30, 2008 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by L-1 with the SEC on June 30, 2008).

(a)(5)(B)	Form of Summary Advertisement as published on July 3, 2008 in The Wall Street Journal.*

(a)(5)(C)	Press Release issued by L-1 on July 17, 2008 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 17, 2008).

(b)(1)

Commitment Letter, dated June 28, 2008 by and among L-1 Identity Solutions Operating Company, Bank of America, N.A., Banc of America Securities LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC.*

(d)(1)

Amended and Restated Agreement and Plan of Merger, dated June 29, 2008, by and among Digimarc, L-1 and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).

(d)(2)	Form of Amended and Restated Support Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).

(d)(3)

Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated July 17, 2008, by and among Digimarc, L-1 and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 17, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.